September 27, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 375-2302

Ms. Nora J. Dahlman, Esq.
Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005

Re: ACA Capital Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
August 29, 2006
File No. 333-133949

Dear Ms. Dahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in your correspondence with the Division of Investment Management, you have represented that you are predominantly engaged in Insurance. However, your Registration Statement seems to focus more on your asset management business. Please revise your S-1 to more clearly reflect your business activities. When these issues are resolved, we would expect that the Summary, Business and Management's Discussion and Analysis sections would reflect your business as it is conducted. Consequently, to

the extent that your business activities are concentrated in the insurance area, please revise to make this clear.

2.   Although you describe yourself as a specialty financial services company, your presented financial statements and your response to comment 20 of our letter dated June 7, 2006 appears to indicate that you consider yourself an insurance company. Please tell us how you have complied with the disclosure requirements of Securities Act Industry Guide 6.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-26

Premium Revenue Recognition, page F-29

3.   We note your response to comment 20 of our letter dated June 7, 2006, that recording revenue related to credit default swaps as premiums is consistent with industry practice. With respect to your gross income statement presentation of financial guarantees that meet the definition of a derivative under SFAS 133, please tell us the following:

- The specific factors you relied upon in concluding that your specific underlying business model supports a gross presentation since it is more analogous to writing insurance;

- Whether the financial guarantee derivative contracts were written in the same business segment as the insurance contracts that receive the exception in paragraph 10(d) of SFAS 133;

- Whether any of the financial guarantee derivative contracts you enter into were held for trading as contemplated in EITF 02-3. In this regard, we note your disclosure on page 47 that you realized gains in your Structured Credit business as a result of the termination of three transactions;

- Whether you are prohibited from trading the derivative contracts;

- What percentage of your financial guarantee insurance business qualifies for the financial guarantee scope exception in SFAS 133 versus not qualifying for the scope exception; and

- Whether the holders of the financial guarantee derivative contract determined the features they desired in a contract, which in turn determined whether the contract was a derivative or insurance contract.

4.   We note you realized a loss of $3.3 million in connection with a credit event in one of
        your credit default swap CDOs in 2005 and a gain of approximately $2 million in the first
        six months of 2006 as a result of the termination of three transactions. Please tell us:

        •   The facts and circumstances that led to the realized loss in 2005;

        •   The facts and circumstances that led to the realized gain in 2006; and

        •   Whether you have ever closed on a derivative contract before maturity, and if
            so how you determined that the credit default swaps were considered
            synonymous with financial guarantee contracts.

Derivative Income, page F-30

5.   We note "Derivative Income" includes fees received from corporate credit default swaps
        (CDS) of a consolidated CDS CDO. Please tell us:

        •   How this fee income differs from revenue from derivative activities
            recognized as premiums; and

        •   Why this fee income did not eliminate in consolidation.

Legality Opinions, Exhibit 5.1 & 5.2

6.   We note that you are assuming representations and warranties contained in the
        Underwriting Agreement and the compliance of all parties to the Underwriting
        Agreement. You are able to make assumptions regarding other parties but not on behalf
        of your client or, in the case of the General Counsel, your company. Please remove these
        assumptions.

7.   Please remove the first full paragraph on the second page of your opinion. You can only
        make your opinion subject to bankruptcy laws and principles of equity when you are
        opining as to debt obligations of the Company. Instead, you are furnishing this opinion
        with regard to legality and therefore, this section is irrelevant.

8.   We note that you have expressed your opinion "as of the date hereof." You may revise
        this language with your next amendment to refer to the date of effectiveness of the
        registration statement or else you must file these opinions again with your request for
        acceleration.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Valerie Ford Jacob, Esq.
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004